VIA EDGAR

June 26, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTN: Mark Kronforst, Accounting Branch Chief

RE:	SUMTOTAL SYSTEMS, INC.

Form 10-K for the fiscal year ended December 31, 2006, filed March 16, 2007 (the “10-K”)

File No. 0-50640

Ladies and Gentlemen:

SumTotal Systems, Inc. (“we”, “our”, the “Company” or “SumTotal”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated June 15, 2007 (the “Comment Letter”).

To facilitate your review of SumTotal’s response to the comments by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comment followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

Notes to the Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page 94

1.	We note that you recognize revenues ratably over the performance period for multiple-element software arrangements in which fair value may not exist for more than one undelivered element. Tell us more about the undelivered elements in these arrangements and the periods over which those elements are delivered. In addition, explain to us how this policy of ratable recognition complies with paragraph 12 of SOP 97-2.

We respectfully acknowledge the Staff’s comment and would like to provide the following explanation.

For sales of software products and related services that are subject to the guidance of Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended, and which are multi-element arrangements in which fair value does not exist for more than one undelivered element, we confirm that we recognize revenue in accordance with paragraph 12 of SOP 97-2. Paragraph 12 of SOP 97-2 is reproduced followed by our response.

“If sufficient vendor-specific objective evidence does not exist for the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement should be deferred until the earlier of the point at which (a) such sufficient vendor-specific objective evidence does exist or (b) all elements of the arrangement have been delivered. The following exceptions to this guidance are provided.

•	If the only undelivered element is PCS, the entire fee should be recognized ratably (see paragraph .56 through .62).

•

If the only undelivered element is services that do not involve significant production, modification, or customization of software (for example, training or installation), the entire fee should be recognized over the period during which the services are expected to be performed (see paragraphs .63 through .71).

•	If the arrangement is in substance a subscription, the entire fee should be recognized ratably (see paragraphs .48 and .49)

•	If the fee is based on the number of copies, the arrangement should be accounted for in conformity with paragraphs .43 through .47.

There may be instances in which there is vendor-specific objective evidence of the fair values of all undelivered elements in an arrangement but vendor-specific objective evidence of fair value does not exist for one or more of the delivered elements in the arrangement. In such instances, the fee should be recognized using the residual method, provided that (a) all other applicable revenue recognition criteria in this SOP are met and (b) the fair value of all of the undelivered elements is less than the arrangement fee. Under the residual method, the arrangement fee is recognized as follows: (a) the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and (b) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

[ As amended, effective for transactions entered into in fiscal years beginning after March 15, 1999, by Statement of Position 98-9.]”

The only arrangements that we enter into where we do not have fair value for more than one undelivered element are the sales of time-based licenses that include both hosting services and post contract support (“PCS”) and which may or may not include installation services that do not involve significant production, modification, or customization of software. Delivery of the time-based license is considered to occur at the time when the customer has been provided with the necessary logon and access information required to utilize the time-based license, delivery of the PCS and hosting is generally considered to occur on a straight-line basis over the term of the contract, and delivery of the services (if included in the arrangement) that do not involve significant production, modification, or customization of software, is considered to occur as these services are delivered. As these arrangements are in essence subscriptions, we recognize revenue for the entire arrangement fee ratably over the longest performance period of these elements in accordance with the third exception outlined in paragraph 12, beginning at the time the customer has been provided access to the time-based license and can utilize the software, and after all other criteria for revenue recognition have been met.

In the light of the Staff’s comment, we undertake to clarify our description of this aspect our revenue recognition policy in future filings.

As part of our response to the comments in your letter, you requested that the Company acknowledge to the Commission its understanding of certain points set forth in your letter. In accordance with your request, the Company hereby acknowledges as follows:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please contact the undersigned at (650) 934-9525.

Sincerely,

/s/ Neil J. Laird

Neil J. Laird

Chief Financial Officer

cc:	Donald E. Fowler, SumTotal Systems, Inc.

Erika Rottenberg, Esq., SumTotal Systems, Inc.

Daniel P. Callaghan, SumTotal Systems, Inc.

Claudia Spencer, BDO Seidman, LLP

Katharine Martin, Esq., Wilson Sonsini Goodrich & Rosati, PC